PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED

2006 NOV 27 P 1:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06018742

SUPPL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

24 October	***PASeries Interpretive Guides for Families and Teachers available from Pearson Education***
24 October	***Financial Times Group announces proposed merger of Financial Times and FT Business***
26 October	***Interactive Data reports third-quarter 2006 revenue increased by 16.7% and net ....***
26 October	***China Shakes the World by James Kynge wins Financial Times & Goldman Sachs......***
30 October	***Pearson Education helping reverse alarming drop in skills, competitiveness***
30 October	***Pearson nine-month trading update: on track to deliver record profits in 2006***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

for Stephen Jones
Deputy Secretary

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance

dlw 11/28

H:\AbrahamC\CA\ADR.SEC.doc

PASeries Interpretive Guides for Families and Teachers Available From Pearson Education

24 October 2006



New Guides Help Parents, Teachers Understand Assessment Results

IOWA CITY, Iowa - Pearson Education today launched two new interpretive guides for its PASeries® product line. The "Family's Interpretive Guide" and the "Teacher's Interpretive Guide" were developed as tools for understanding PASeries assessment results and using them to improve student achievement.

PASeries (Progress Assessment Series®) is the first formative assessment product line designed to forecast student growth toward state performance standards or grade-level expectations. First launched in 2004, the PASeries product line now includes Algebra I, Mathematics, Reading and Writing.

The "Family's Interpretive Guide" was developed to help parents and guardians understand the PASeries Student History and Forecast Report. The single-page guide explains each item on a PASeries report in easy-to-understand language and includes links to Web resources as well as a glossary of commonly used assessment terms.

The "Teacher's Interpretive Guide" provides information to help teachers understand the PASeries Student History and Forecast Report, the Class History and Forecast Report, and the Item Analysis Report. The information provided by this guide will help teachers who are new to PASeries use the results to link assessment to classroom instruction.

"The new PASeries interpretive guides were developed to help parents and teachers understand student assessment results and how to use the data to improve teaching and learning for students," said Douglas Kubach, president, Pearson Educational Measurement, developer of PASeries. "With the help of these guides, parents and teachers can use PASeries assessments to keep students on the right track for meeting state or district performance standards."

Both guides include information about The Lexile Framework® for Reading and The Quantile Framework® for Mathematics, the reading and math measurement scales used in PASeries products. Lexiles® provide a common scale for matching reader ability and text difficulty, allowing easy monitoring of student progress. For example, if a student received a Lexile score of 1000, that student could be matched to books or other resources that have a Lexile level of 1000 ("Black Beauty," for instance). Lexiles are the most widely adopted reading measure in use today.

PASeries Mathematics and the award-winning PASeries Algebra I use Quantiles®. Launched in 2004, Quantiles measure mathematical achievement and problem solvability on a scientific, developmental scale similar to the way Lexiles measure reading ability and text difficulty. Quantile measures identify the mathematical skills a student has mastered and those that require further instruction. PASeries is the first formative assessment

product to use Quantiles.

Developed to provide educators with better ways to measure student progress and tie assessment to classroom instruction, PASeries assessments are scientifically valid, reliable and research-based tests. PASeries tests are designed for completion in one class period and for delivery either on paper or online with quick electronic reporting of results. Additionally, PASeries diagnostic assessments are available to measure student response to intervention and to provide a comprehensive view of student strengths and weaknesses.

During the 2005-2006 school year, the progress of more than 130,000 students in more than 200 school districts nationwide was evaluated with PASeries formative assessments.

PASeries is distributed to states and districts by Pearson Educational Measurement and Pearson Assessments. For more information about the PASeries product line, visit www.PASeries.com.

About Pearson Education
Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing. With brands such as Pearson Prentice Hall, Pearson Scott Foresman, Pearson Educational Measurement, Pearson Assessments, Pearson Digital Learning, Pearson School Systems, Pearson Learning Group and many others, Pearson Education provides quality content, assessment tools and educational services in all available media, spanning the learning curve from birth through college and beyond. Pearson Education is part of Pearson, the international media company, whose other primary operations include the Financial Times Group and the Penguin Group.

For more information, press only:
Lisa Wolfe, L. Wolfe Communications, 773-325-9935, lwolfe@lwolfe.com

Financial Times Group announces proposed merger of Financial Times and FT Business

24 October 2006

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London - The Financial Times Group has today announced a proposal to merge FT Business, its specialist financial publishing business, with sister company, the Financial Times Ltd.

FT Business owns a strong portfolio of magazine brands, each targeting specific areas of the financial world through print publications, websites and events. The company is organised around three clusters: Personal Finance (includes Investors Chronicle), Retail Finance (includes Financial Adviser) and Institutional Finance (includes The Banker). Over the past three years, FT Business has achieved steady growth in the audiences for its major titles and online services, and sustained healthy double-digit profit margins even through the downturn in financial advertising.

The proposed merger has benefits for both businesses: the FT would benefit from the ability to target valuable and niche audiences, whilst FTB would benefit from the global presence and international infrastructure that the FT has to offer. Both businesses would benefit from shared support services and common infrastructure.

FT Business has established itself as one of the UK's most profitable publishing companies*. The proposal to merge with the FT will enable FT Business to adapt itself for the future and to further benefit from two powerful economic trends - the globalisation of finance and the rapid growth of the digital economy.

Rona Fairhead, CEO, FT Group, said: "When I joined the FT Group, we said we would look for opportunities to make the most of our quality businesses. This is one example of how we're planning for future growth by maximising the advantages we have in the business media market. I believe that a media business that combines FTB's targeting of niche customers, with the FT's global reach, has every chance of achieving long-term success in this new environment."

As of Tuesday 24th October, FT Business will enter into a 30 day consultation period with staff. There are no redundancies planned as a result of the proposed merger and FT Business will continue with its plans to move into the FT's head office at One Southwark Bridge in January 2007, as per plans announced in October 2005.

For further information, please contact:
Katy Hemmings, Financial Times 020 7873 4447/07957 114 837

Notes to Editors

*FT Business is ranked second in the 2006 report by Plimsoll Publishing on business magazine publishers, defined by trading profit margin.

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing

audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 437,117 and a readership of more than 1.4 million people worldwide.
2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.5 million unique monthly users (ABC electronic figures March 06), generating 41 million page views and has 84,000 subscribers. FT.com broke even in December 2002.
3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
6. The Mergermarket Group, whose products and services provide the global advisory and corporate communities with intelligence and analysis. With regional head offices in London, New York and Hong Kong and 200 journalists in 46 locations worldwide, reliable and validated proprietary intelligence and historical data is provided via the mergermarket, dealReporter, Debtwire and wealthmonitor on-line platforms.
7. The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
    - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
    - A 13.85% stake in Business Standard, one of

India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

Interactive Data reports third-quarter 2006 revenue increased by 16.7% and net income increased by 15.8%

26 October 2006



Company Also Announces Special Dividend of $0.80 Per Share and New Two Million Share Repurchase Program

BEDFORD, Mass - Interactive Data Corporation (NYSE: IDC) today reported its financial results for the third quarter ended September 30, 2006. Interactive Data's third-quarter 2006 revenue grew 16.7% to $156.7 million from $134.2 million in the third quarter of 2005. Net income for the third quarter of 2006 was $26.8 million, or $0.28 per diluted share, which includes $2.0 million of after-tax, stock-based compensation expense associated with the adoption of Financial Accounting Standards Board Statement No. 123(R) (FAS 123R). This represents a 15.8% increase over net income of $23.1 million, or $0.24 per diluted share, in the third quarter of 2005.

"Our third-quarter 2006 results were very strong due to a combination of excellent new sales, lower cancellation levels and careful control on spending," stated Stuart Clark, Interactive Data's president and chief executive officer. "Although the summer months are historically slow for new sales, we enjoyed strong new sales in the third quarter of 2006, particularly at our FT Interactive Data and ComStock businesses, and we also saw eSignal resume its growth. As a result of these performances, we produced organic revenue growth of 5.7% during the third quarter of 2006. Renewal rates for our institutional businesses remained at approximately 95% during the third quarter of 2006. In addition to our solid performance, our third-quarter 2006 net income benefited from a reduction in our estimated effective annual tax rate."

Clark continued, "We were also pleased with the contributions from the businesses we acquired during the past 12 months, Interactive Data Managed Solutions and Quote.com. The integration of both these organizations is progressing steadily, and our Interactive Data Managed Solutions business generated strong new sales in the third quarter. Just as important, our investments in new product development across the organization are resulting in the delivery of new and enhanced offerings."

Commenting on the declaration of a special dividend of $0.80 per share and the authorization for a new stock repurchase program for up to two million shares of common stock, both of which were also announced today, Clark stated, "Our Board determined that it is an appropriate point in time to return over $115 million to shareholders. Using our cash for acquisitions and internal investments that help us strengthen and grow our business is still our preferred use of capital. Moving forward, the Board will continue to evaluate a range of opportunities for using our cash to expand the business and create value for shareholders.

"Looking ahead, we believe that Interactive Data is well positioned for continued success," concluded Clark. "New

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and impending regulatory requirements in both North America and Europe, combined with the increasing complexity of new investment alternatives, are reinforcing the compelling value that Interactive Data's offerings deliver. In order to effectively bring new services to market and work strategically with our clients, we are driving collaboration across our sales, marketing and product development organizations."

Other Third-quarter and Recent Operating and Financial Highlights

Effects of Foreign Exchange:

- Interactive Data's third-quarter 2006 revenue was positively impacted by $1.4 million due to the effects of foreign exchange. Third-quarter 2006 revenue before the effects of foreign exchange grew by $21.1 million, or 15.7%, over the comparable period in 2005. Total costs and expenses in the third quarter of 2006 were negatively impacted by $1.1 million due to the effects of foreign exchange. Third-quarter 2006 total costs and expenses before the effects of foreign exchange increased by $18.4 million, or 18.9%, over the third quarter of 2005.

Institutional Services Segment:

- FT Interactive Data's third-quarter 2006 revenue of $96.7 million grew 7.4% over the prior year's third quarter (or an increase of 6.3% before the effects of foreign exchange). North American revenue for the third quarter of 2006 increased 5.7% over the third quarter of 2005. Third-quarter 2006 European revenue increased by 14.5% (or increased 9.0% before the effects of foreign exchange) from the third quarter of last year. Growth in both North America and Europe during the quarter primarily reflects increased business with existing customers, particularly for evaluated pricing and related reference data services. FT Interactive Data's Asia-Pacific third-quarter 2006 revenue was essentially flat compared with the prior year's third quarter.
- ComStock generated third-quarter 2006 revenue of $30.5 million, an increase of 60.3% over the same quarter last year (or an increase of 58.5% before the effects of foreign exchange). ComStock's 2006 third-quarter revenue includes $11.2 million from Interactive Data Managed Solutions. Excluding the effects of foreign exchange, the contribution of acquisitions and intercompany eliminations resulting from acquisitions, ComStock's underlying revenue increased by 4.5% primarily due to increased new business with institutions and lower levels of cancellations. During the third quarter, ComStock expanded its market coverage to include additional Level II and additional financial data from Eastern and Central Europe. Earlier this month, ComStock launched PlusTick, a new service that will provide financial institutions with access to high-quality tick and trade data for global securities.
- CMS BondEdge's revenue for the third quarter of 2006 of $8.1 million declined 1.2% from last year's third quarter. CMS BondEdge's third-quarter 2006 revenue decline reflects the impact of cancellations primarily caused by client consolidation activities, which more than offset new sales and increased

business with existing customers. CMS BondEdge's third-quarter 2006 performance was highlighted by 11 new client installations and initial sales of the CMS BondEdge fixed income analytical datafeed service, which was launched during the second quarter of 2006.

Active Trader Services Segment:

- eSignal's third-quarter 2006 revenue of $21.5 million increased 26.0% from the same quarter last year (or an increase of 25.6% before the effects of foreign exchange). The increase reflects the $3.1 million contribution of Quote.com, which was acquired during the first quarter of 2006, as well as the continued expansion of eSignal's direct subscriber base. Excluding the contribution from Quote.com and the effects of foreign exchange, eSignal's revenue growth in the third quarter of 2006 was 7.2%. eSignal ended the third quarter of 2006 with nearly 61,600 direct subscription terminals, which includes approximately 12,900 direct subscription terminals for Quote.com-related services. During the third quarter of 2006, eSignal launched the new Quote.com website.

Effective Tax Rate:

- The third-quarter 2006 effective tax rate of 35.5% reflects the reduction in the Company's estimated annual effective tax rate primarily due to a shift in geographic income to lower tax rate jurisdictions in addition to the release of tax reserves that were no longer required as a result of the expiration of a statute of limitations.

Capital Expenditures:

- Approximately $2.7 million, or 27%, of the $9.9 million in third-quarter 2006 capital expenditures were associated with facility relocation activities.

Nine-Month Results:

- For the nine months ended September 30, 2006, Interactive Data reported revenue of $451.3 million versus $406.8 million for the comparable period in 2005, an increase of $44.4 million, or 10.9%. Total costs and expenses rose 15.2%, or $45.5 million, to $344.1 million in the first nine months of 2006. Pre-tax stock-based compensation expense associated with the adoption of FAS 123R during the first nine months of 2006 was $9.9 million. Income from operations for the first nine months of 2006 was $107.2 million, compared with $108.2 million for the same period one year ago. Net income for the first nine months of 2006 was $68.6 million, or $0.72 per diluted share, compared with $69.2 million, or $0.72 per diluted share, in the comparable period of 2005. The tax rate for the first nine months of 2006 was 38.5% compared with 38.0% in the same period last year or 36.9% for the full year 2005.

Cash Position, Stock Buyback Activities and Special Dividend:

- As of September 30, 2006, Interactive Data had no outstanding debt and had cash, cash equivalents and marketable securities of $216.1 million. During

the third quarter of 2006, Interactive Data completed its existing June 2005 share buyback program by purchasing 226,600 shares of common stock at an average price of $20.53 per share. The average price for all two million shares of common stock repurchased under the stock buyback program initiated in June 2005 was $21.01 per share. With the completion of this most recent program, Interactive Data's Board of Directors has authorized a new buyback program for the repurchase of up to two million shares of its common stock.

- Repurchases made under the new two million share buyback program will be made in the open market or in privately negotiated transactions from time to time, subject to market conditions and other factors and in compliance with applicable legal requirements. Repurchases of common stock may also be made under a Rule 10b5-1 plan, which would permit shares to be repurchased when Interactive Data might otherwise be precluded from doing so under insider trading laws. Interactive Data intends to use cash on hand to fund any purchases. The Company is not obligated to acquire any particular amount of common stock as a result of the plan, which may be suspended or discontinued at any time.
- Interactive Data also announced today that its Board of Directors has declared a special dividend of $0.80 per share of common stock. The dividend is payable on December 5, 2006 to stockholders of record on November 9, 2006.
- In combination, the special dividend and stock repurchase program would return over $115 million to stockholders (assuming the new buyback program is completed based on the current market value of Interactive Data's common stock).

Board of Directors:

- In early September 2006, as previously announced, Robert C. Lamb, Jr. was appointed to Interactive Data's Board of Directors. Lamb currently serves as chairman of the Board's Audit Committee and serves on the Independent Committee as well as the Nominating and Corporate Governance Committee.

Outlook

We anticipate that market conditions in the fourth quarter of 2006 will be similar to those experienced in recent quarters. We believe that spending on market data and related services by customers in the financial services industry will continue to be influenced by their focus on cost containment initiatives. Based on our results to date and our expectations for the balance of the year, our outlook for 2006 is as follows: We continue to expect that 2006 revenue growth will be in the range of 12-13%. We now expect that the estimated after-tax, stock-based compensation expenses associated with the adoption of FAS 123R will be at the low end of prior guidance for this expense, which ranged from $8.0 million to $10.0 million. We continue to anticipate that 2006 net income will decline slightly versus 2005. Due to a shift in geographic income to lower tax rate jurisdictions in addition to the release of tax reserves that were no longer required as a result of the expiration of a statute of limitations, our effective tax rate

for 2006 is now expected to be in the range 38.5% to 39.5%, compared with prior guidance issued in July 2006 for an effective annual rate in the range of 39.5% to 40.5%. We now anticipate that non-GAAP income from operations, which excludes the impact of FAS 123R, will grow in the 8-10% range in 2006 compared with prior guidance issued in July 2006 for non-GAAP income from operations growth in the 7-9% range.

2006 capital expenditures are now expected to be at the low end of original guidance that ranged from $40.0 million to $43.0 million. This includes capital expenditures of approximately $10.0 million to $12.0 million associated with the planned relocation of Interactive Data's corporate headquarters in Bedford, Massachusetts and ComStock's Harrison, New York facility during the year. We expect that approximately 50% of the capital expenditures associated with these facility activities will be reimbursed by the landlords of these facilities by early 2007.

Conference Call Information
Interactive Data Corporation's management will conduct a conference call on Thursday, October 26, 2006 at 11:00 a.m. Eastern Time to discuss the third-quarter 2006 results, related financial and statistical information, and additional business matters. The dial-in number for the conference call is (706) 679-4631 and the related access code is 8181142. A live webcast of the conference call, along with related slides, will be broadcast on the investor relations section of the Company's Web site at www.interactivedata.com and through www.streetevents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. For those who cannot listen to the live broadcast, a replay of the call will be available from October 26, 2006 at 2:00 p.m. until Thursday, November 9, 2006 at 2:00 p.m., and can be accessed by dialing (706) 645-9291 or (800) 642-1687, using access code 8181142. A replay of the call, the related slides and other financial and statistical information presented on the conference call will also be available on the investor relations section of the Company's Web site at www.interactivedata.com after the call is completed. The Web site is not incorporated by reference into this press release.

Non-GAAP Information
In an effort to provide investors with additional information regarding our results on a generally accepted accounting principles (GAAP) basis, we also disclose the following non-GAAP information, which management believes provides the following useful information to investors:

- Management refers to growth rates at constant foreign currency exchange rates so that business results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of our underlying business. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates.
- Management includes information regarding organic

revenue growth, which excludes the contribution of businesses acquired or closed during the past 12 months, related intercompany eliminations, the effects of foreign currency exchange rates and the recognition of revenue deferred in prior quarters because management believes that facilitating period-to-period comparisons of our organic revenue growth on a constant dollar basis better reflects actual trends. As part of determining organic growth, management refers to revenue for our FT Interactive Data, ComStock, CMS BondEdge, and eSignal businesses. Management uses such information for evaluating its business, and for forecasting and planning purposes. In addition, since we have historically reported revenue for these businesses to the investment community as part of our reports on Form 10-K and Form 10-Q, we believe that continuing to offer such information provides consistency in our financial reporting.
- Management includes information regarding core total costs and expenses which excludes total costs and expenses associated with businesses acquired or closed during the past 12 months, and the effects of foreign exchange and the recognition of costs and expenses deferred in prior quarters, because management believes changes in our core total costs and expenses on a constant dollar basis better reflect actual trends in the core businesses.
- Management includes information regarding core operating profit, which excludes revenue and costs and expenses associated with acquired or closed businesses during the past 12 months, intercompany eliminations, the effects of foreign exchange and the recognition of revenue and costs and expenses deferred in prior periods because management believes changes in our core operating profit on a constant dollar basis better reflect actual trends in the core businesses.
- Management refers to non-GAAP income from operations, which excludes the estimated impact of the adoption of Financial Accounting Standards Board Statement No. 123(R), "Share-Based Payment," because our historical financial performance did not include this expense. As a result, we believe that continuing to offer such information about our financial performance provides consistency in our financial reporting.

The above measures are non-GAAP financial measures and should not be considered in isolation from (and are not intended to represent an alternative measure of) revenue, total costs and expenses, earnings or cash flows provided by operating activities, each as determined in accordance with GAAP. In addition, the above measures may not be comparable to similarly titled measures reported by other companies.

Forward-looking and Cautionary Statements
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws, and is subject to the safe-harbor created by such Act and laws. Forward-looking statements include our statements discussing our goals, beliefs, strategies, objectives, plans,

future financial conditions, results of operations and cash flows or projections, including those appearing under the heading "Outlook:" our statements about expected market conditions, our expected growth and profitability, and planned product and service developments, and acquisitions; our statements related to any potential future stock repurchase transactions, including our intention to repurchase shares of our common stock from time to time under the stock repurchase program, the source of funding for the stock repurchase program, as well as the timing, nature and financial impact of any such transactions related to the stock buyback program; and statements related to the special dividend, including the timing, nature and financial impact of issuing any such dividend. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than ours and their strategic response to our services and offerings; (ii) the possibility of a prolonged outage or other major unexpected operational difficulty at any of our key facilities; (iii) our ability to maintain relationships with our key suppliers and providers of financial market data; (iv) our ability to maintain our relationships with service bureaus and custodian banks; (v) a decline in activity levels in the securities markets; (vi) consolidation of financial services companies, both within an industry and across industries; (vii) the continuing impact of cost-containment pressures across the industries we serve; (viii) new offerings by competitors or new technologies that could cause our offerings or services to become less competitive or obsolete; (ix) our ability to negotiate and enter into strategic alliances or acquisitions on favorable terms, if at all (x) our ability to develop new and enhanced service offerings and our ability to market and sell those new and enhanced offerings successfully to new and existing customers; (xi) our ability to derive the anticipated benefits from our strategic alliances or acquisitions in the desired time frame, if at all; (xii) potential regulatory investigations of us or our customers relating to our services; (xiii) the regulatory requirements applicable to our business, including our FT Interactive Data Corporation subsidiary, which is a registered investment adviser; (xiv) our ability to attract and retain key personnel; (xv) the ability of our majority shareholder to exert influence over our affairs, including the ability to approve or disapprove any corporate actions submitted to a vote of our stockholders; (xvi) the relative performance of the economy and the U.S. stock market as a whole; (xvii) the market price of our common stock and other market conditions; (xviii) the difficulty in predicting our future cash needs; (xix) the nature of other investment opportunities available to us from time to time; (xx) our operating cash flow; and (xxi) other factors identified in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation
Interactive Data Corporation (NYSE: IDC) is a leading global provider of financial market data, analytics and

related services to financial institutions, active traders and individual investors. The Company's businesses supply time-sensitive pricing, evaluations and reference data for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management and valuation activities. Through its businesses, FT Interactive Data, ComStock, CMS BondEdge and eSignal, Interactive Data has approximately 2,200 employees in offices located throughout North America, Europe, Asia and Australia, and is headquartered in Bedford, MA. Pearson plc (NYSE: PSO; LSE:PSON), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 62 percent of the outstanding common stock of Interactive Data Corporation.

The FT Interactive Data business includes FT Interactive Data Corporation, a Delaware corporation. The ComStock business includes ComStock, Inc., a New York corporation. The Interactive Data Managed Solutions business includes Interactive Data Managed Solutions, a Frankfurt, Germany corporation. IS.Teledata AG was renamed as Interactive Data Managed Solutions in 2006 following Interactive Data's acquisition of IS.Teledata in mid-December 2005.

COMPANY CONTACTS

Investors:
Andrew Kramer
Director of Investor Relations
781-687-8306
andrew.kramer@interactivedata.com

Media:
John Coffey
Manager, Public Relations
781-687-8148
john.coffey@interactivedata.com

Click here to download a PDF of the full press release, including financial data

China Shakes the World by James Kynge wins Financial Times & Goldman Sachs Business Book of the Year Award

26 October 2006



James Kynge is awarded the £30,000 prize for his account of 'The Rise of a Hungry Nation'

26 October 2006: James Kynge today won the **Financial Times & Goldman Sachs Business Book of the Year Award** (www.ft.com/bookaward) for **CHINA SHAKES THE WORLD** published by Weidenfeld & Nicolson.

The Award was presented today at a Gala Dinner at the Mandarin Oriental Hotel in New York by Lionel Barber, editor of the *Financial Times*, and Lloyd C Blankfein, Chairman and Chief Executive Officer of Goldman Sachs. The keynote speaker was Lawrence Summers, the former president of Harvard University and former US Treasury Secretary.

James Kynge saw off strong competition to pick up the £30,000 award, which was presented for the second year running and aims to find the book that provides 'the most compelling and enjoyable insight into modern business issues.' Each of the four runners-up also received a cheque for £5,000 and can expect a sharp upturn in sales of their books. Last year's winner *The World is Flat* by Thomas Friedman is still on the bestseller lists and shortlisted *Freakonomics* has sold over 1.1million copies.

Lionel Barber, editor, *Financial Times* said:

"We have had a second outstanding list of entrants this year. CHINA SHAKES THE WORLD is a deserving winner whose strength is reportage, is beautifully crafted, and relevant for a worldwide business audience."

Lloyd C Blankfein, Chairman and Chief Executive Officer, Goldman Sachs, said:

"Competition for this year's Award was fierce and the shortlisted books cover a fascinating range of issues. China is changing the world and James Kynge's book captures the essence of that change."

Speaking from the Gala dinner in New York, **James Kynge** commented:

"In a world that is interconnected to an unprecedented degree, we are all living pieces of each other's lives. We share not only an increasingly common future and present but, in as much as history configures our current realities, we are also sharing a common past. The biggest new influence - by almost any measure - on this globalised world has been China's emergence. We are finding that the trends shaping our businesses, politics, environment and strategic outlook are increasingly "Made in China". I am delighted that **CHINA SHAKES THE WORLD** has been selected to win this prestigious award, a move that will help to highlight the importance of China's emergence to us all."

The judging panel for the 2006 Award was:

Lionel Barber, Editor, *Financial Times*

Lloyd C Blankfein, Chairman and Chief Executive Officer, The Goldman Sachs Group, Inc

John Gapper, Chief Business Commentator and Associate Editor, *Financial Times*

Jeffrey Garten, Juan Trippe Professor of International Trade, Finance and Business, Yale School of Management

Rachel Lomax, Deputy Governor for Monetary Policy, Bank of England

N R Narayana Murthy, Chairman and Chief Mentor, Infosys Technologies

Sir Martin Sorrell, Chief Executive, WPP

For further information about the Award, please contact:
Ben Tisdall Tel 020 7590 0803/ 07855 942685 ben.tisdall@midaspr.co.uk

Margot Weale Tel 020 7590 0804/ 07759 054 727 margot.weale@midaspr.co.uk

Photographs of the shortlisted authors, keynote speaker Lawrence Summers, the judges and the award ceremony are available on request.

To contact the FT please speak to: Katy Hemmings, Financial Times:

+44(0) 20 7873 4447 or e-mail katy.hemmings@ft.com

The Financial Times & Goldman Sachs Business Book of the Year Award
WINNER 2006
CHINA SHAKES THE WORLD - James Kynge (Weidenfeld & Nicolson £18.99)
'Let China sleep, for when she wakes, she will shake the world.' Napoleon Bonaparte's words seem eerily prescient today as the shock waves from China's awakening reverberate across the globe. James Kynge explores the way we are increasingly dependent on China's products and markets and the way the slightest change in the Chinese economy quickly reaches our doorstep. He explains how this spectacular change has occurred and what it will mean in the 21st century.

SHORTLISTED
The Long Tail - Chris Anderson (Random House Business Books £17.99)
What happens when bottlenecks that stand between supply and demand in our culture go away and everything becomes available to everyone? The Long Tail is about the economics of abundance, a powerful new force in our economy: the rise of niche. From supermarket shelves to advertising agencies the ability to offer vast choice is changing from songs on iTunes to advertising on Google. Chris Anderson argues that if the 20th century was about

hits, the 21st will be about niches.

Small Giants - Bo Burlingham (Penguin US/Portfolio $24.95)
Most books about businesses focus on public companies, where the definition for success is steady growth in revenue and profits. Yet there are many excellent, privately held companies. For anyone who wants to explore America's most innovative and inspiring small business successes, this unique book is the place to start.

The Wal-Mart Effect - Charles Fishman (Penguin Press/Allen Lane £12.99)
An award-winning journalist breaks through the wall of secrecy to reveal the many astonishing ways Wal-Mart's power affects our lives and reaches all around the world. Though 70 percent of Americans now live within a fifteen-minute drive of a Wal Mart store, we have not even begun to understand the true power of the world's largest company. Fast Company senior editor Fishman takes an unprecedented behind-the-scenes investigative expedition deep inside the company, interviewing twenty-five high level ex-executives. He argues that anyone wanting to understand the forces shaping our world today must understand the company's hidden reach.

The Box - Marc Levinson (Princeton University Press £15.95)
In April 1956, a refitted oil tanker carried fifty-eight shipping containers from Newark to Houston. From that modest beginning, container shipping developed into a huge industry. The Box tells this remarkable story, published on the fiftieth anniversary of that journey. The container paved the way for Asia to become the world's workshop and brought consumers a previously unimaginable variety of low-cost products.

Notes to Editors:

1. **The 2006 Financial Times & Goldman Sachs Business Book of the Year Award** is designed to highlight the business book that provides the most compelling and enjoyable insight into modern business issues, including management, finance and economics. Entries were invited from publishers of business books in the English language, that are first published between 31st October 2005 and 1st November 2006.
2. **This is the second year of the award.** The 2005 Award was presented at a gala dinner in London, with guest speaker the Rt Hon Gordon Brown MP, Chancellor of The Exchequer. Over 200 senior executives from the publishing and business communities attended the event, seeing Thomas Friedman crowned 2005 winner, for The World Is Flat, which saw a significant rise in sales following the Award win.
3. **Lionel Barber**, Editor and **Andrew Hill**, Financial Editor of the Financial Times and administrator of the Award are available for comment.
4. **The Financial Times Group**, one of the world's leading business information companies, provides a broad range of business information and services to a growing audience of internationally minded business people. It includes the Financial Times, one

of the world's leading business newspapers, FT.com and a pan-European network of national business newspapers and online services including Les Echos and FT Deutschland, FT Interactive Data, Investors Chronicle, The Banker, Money Management and Financial Adviser. It also has a number of joint ventures including FTSE International with the London Stock Exchange.

5. **Goldman Sachs** is a global investment banking, securities and investment management firm. It provides a wide range of services to a substantial and diversified client base that includes corporations, institutional investors, governments, non-profit organizations and individuals. Founded in 1869, Goldman Sachs has long sustained a commitment to hiring and training outstanding leaders. Its business principles are rooted in integrity, a commitment to excellence, innovation and teamwork. These values enable the firm to execute successfully a business strategy that is focused on extraordinary client service and superior long-term financial performance for its shareholders.
6. The keynote speaker was **Lawrence Summers**, the former president of Harvard University and former US Treasury Secretary.

For further information about **Goldman Sachs** contact:
London: Simon Eaton +44(0)20 7774-4102 or New York:
Chris Williams +1(212)357-5296

For further information or for interviews about the Award, please contact:

Ben Tisdall
Tel +44 (0)20 7590 0803/ +44 (0)7855 942685
ben.tisdall@midaspr.co.uk

Margot Weale
Tel +44 (0)20 7590 0804/ +44 (0)7759 054 727
margot.weale@midaspr.co.uk

www.ft.com/bookaward

Pearson Education Helping Reverse Alarming Drop in Skills, Competitiveness Among U.S. College Students
30 October 2006



Publisher Expands Personalized Learning Programs Addressing Poor Student Retention and Graduation Rates Raised Recently in Federal Report

UPPER SADDLE RIVER, N.J. - To meet the growing need for college students to rapidly acquire basic skills to excel in coursework so they can compete in the global economy, Pearson Education today announced plans to expand its offering of highly successful tutorial programs.

The announcement comes on the heels of a landmark federal report - issued last month by the Secretary of Education's Commission on the Future of Higher Education - that identified inadequate academic preparation as a major problem related to poor college retention and graduation rates.

"Pearson has spent several years focusing on this problem and has developed a powerful way to intervene so students can succeed in mastering university subject matter," said Sandi Kirshner, Chief Marketing Officer for Pearson's Higher Education business. Pearson is the world's leading educational publisher.

Personalized "MyLab" homework and diagnostic assessment products have shown remarkable results, especially in boosting math and statistics passing rates through MyMathLab and MyStatLab. A report commissioned by Pearson shows that institutions using the program see an average improvement in pass rates of about 25 percent. At some colleges and universities pass rates of students have even doubled to 80-95 percent. These MyLab products have also improved affordability for students and institutions by significantly reducing the number of students who need to pay to retake a course.

The success of MyMathLab has been widespread with more than 1.3 million students at 1,600 community and four-year colleges nationwide using the program. Virtually all these colleges have seen student success rates improve, in many instances even doubling their scores.

Pearson has expanded the successful MyLab program to other disciplines, including MyWritingLab, MyPsychLab, MyCompLab and other subjects.

"MyLabs are not only proven solutions, but they are highly cost effective and actually can save colleges and universities money - in part through a more efficient use of professors, as well as by ensuring students pass their classes the first time through," said Kirshner. "We fully expect this approach to become as common as college lecture halls within a few years."

How It Works
Customization to the particular curriculum, personalization to the unique challenges of individual students, student

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privacy, and reliable technology are all key ingredients to the success of the "MyLab" programs.

- The program incorporates multimedia content, including videos, animations, and online learning to help students master concepts while working at their own pace;
- Instruction is personalized and adaptive to the competence of the individual student;
- The MyLab programs possess diagnostics that identify each student's weaknesses and then directs him or her to tutorials on particular topics;
- Online and one-on-one learning foster an environment in which students can ask questions in privacy and discuss challenging concepts free of embarrassment; and
- Instructors are able to devote more time to individual students, especially since the program automatically grades homework, quizzes, and exams.

A Proven Solution

Pearson's approach with MyMathLab has yielded impressive, well-documented results nationwide. At the University of Alabama, Tuscaloosa, for example, this innovative program has dramatically improved students' math scores. In fact, African-American and female students there have moved to the top of their class, outperforming Caucasian males who have historically scored higher in math.

"Any time you can double the success rates you want, that's a win-win for students, deans and budgets," said Dr. Robert F. Olin, Dean, College of Arts and Sciences, University of Alabama.

As documented by the University of Alabama, MyMathLab technology has been directly responsible for:

- A near doubling of success rates of students in mathematics;
- A success rate for women of 68.2 percent, compared to a success rate of 57.6 percent among male students; and
- African-American students have outperformed Caucasians by as much as 12 percent in some semesters

In addition to the recent federal report, the National Center for Academic Transformation has reported that 60 percent of students at public institutions fail to complete degrees within five years, and that 50 percent of those students leave school during the freshman year. And, according to the National Center for Education Statistics, nearly half of first-time students who leave their initial institutions by the end of their first year never return to higher education.

NOTE: Reporters should contact Stevan Allen (916) 448-1336) or Jami Warner at (916) 761-7699 to arrange a visit to a MyLab program at a college in their area.

About Pearson Education

Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Scott Foresman, Pearson Educational Measurement, Pearson Assessments, Pearson Learning Group, Pearson Digital Learning, and many others. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

About MyMathLab

Powered by CourseCompass and MathXL, Pearson Higher Education's MyMathLab is a series of text-specific online courses that accompany over 200 Addison-Wesley and Prentice Hall textbooks in Mathematics and Statistics. Since 2001 more than 1.3 million students have improved their math scores with MyMathLab's easy-to-use online homework, guided solutions, multi-media, tests, and eBooks. Pearson provides training and support to the more than 1,600 two and four-year colleges adopting the MyMathLab platform. For more information, visit www.mymathlab.com.

Media Contacts

Stevan Allen (916) 448-1336

Jami Warner (916) 761-7699

Pearson nine-month trading update: on track to deliver record profits in 2006

30 October 2006



Pearson is today providing an update on its trading for the nine months to 30 September 2006.

Pearson is trading strongly and in line with our expectations. The fourth quarter is a key selling season in higher education and consumer publishing, but we remain confident that 2006 will be another good year as we increase margins and grow ahead of our markets. We continue to expect strong underlying earnings growth, good cash generation and a further significant improvement in our return on invested capital.

Highlights for the first nine months of 2006

- **Pearson** total sales up 11% and operating profit up 26%. Underlying sales up 5% and underlying operating profit up 15%.

- **Pearson Education** underlying sales up 6% with good growth in all parts:

  Our **School** business, with sales up 7%, has taken the leading position in the US new adoption market and is gaining share in publishing, testing and school technology. It is also successfully integrating its newly-acquired businesses including AGS in special needs education, NES in teacher certification, PowerSchool and Chancery in student information systems and PBM in school publishing in Italy.

  Our **Higher Education** business continues to benefit from its scale, its publishing breadth and its innovative online instructional services. It is maintaining its steady momentum, with sales up 3% going into the year-end selling season.

  Sales in our **Professional** business are up 9%, driven by strong growth in Professional Testing and Government Solutions.

  Across our education business, we are seeing rapid take-up of our teaching and assessment technologies and we are moving aggressively to launch them in new subject areas and geographic markets.

  Pearson Education is on track to grow in the 3-5% range for the year as a whole and to improve margins, in line with our previous guidance. As previously stated, School and Professional are facing tougher comparables in the second half of the year.

- **FT Group** sales up 5%. The *Financial Times* is benefiting from its global reach and a series of new product innovations in print and online. Advertising revenue has continued to climb, up 10% in the first 9 months. IDC reported total revenues up 11% and organic revenues up 4.6% for the first nine months (under US GAAP). We continue to expect the FT Group to make further significant profit

improvement in 2006 compared to 2005.

- **Penguin** sales up 2% with an outstanding publishing performance, adding the Man Booker prize for fiction (for Kiran Desai's *The Inheritance of Loss*) to the Pulitzer Prize, two Whitbread Book of the Year Awards and two Orange Prizes for fiction already won by Penguin authors this year. For the full year we continue to expect Penguin to achieve similar sales growth as in 2005, with margins improving further.

Marjorie Scardino, chief executive, said: "We still have a lot of trading ahead of us, but we are on track to produce Pearson's highest profits ever this year. That will be the result of strong performances from all parts of Pearson, together with our company-wide efforts to use our scale and technology to improve margins and create valuable new services for our customers."

Note: All growth rates are stated on an underlying basis, excluding the impact of currency movements and portfolio changes, unless otherwise stated.

For more information:
Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln + 44 (0) 207 010 2310